HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

December 16, 2020

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Edward M. Kelly

Re:	Huadi International Group Co., Ltd.
Pre-effective Amendment 1 to Registration Statement on Form F-1
Filed November 25, 2020
File No. 333-248919

Dear Mr. Kelly:

This letter is in response to the letter dated December 7, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Huadi International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 2”) is being submitted to accompany this letter.

Pre-effective Amendment 1 to Registration Statement on Form F-1 filed November 25, 2020

Capitalization, page 36

1.	Please update the capitalization table as of a date within 60 days of the filing date. Refer to Item 3.B. of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that Company has updated its capitalization table as of October 31, 2020 (pg. 36).

Dilution, page 37

2.	It does not appear that you have properly calculated the immediate dilution to new investors. Please note that these amounts should be determined by subtracting pro forma net tangible book value per share after the offering from the offering price of the share.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the Company respectfully revised our dilution calculation (pg. 37)

HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

Summary Compensation Table, page 71

3.	Given the amount of 10,079 in the column for “Salary ($),” it is unclear why the amount in the column for “Total ($)” is 10,433 and not 10,079 for Huisen Wang in 2020 since all other columns have zero amounts. Note that the column for “Salary ($)” is to include the dollar value of salary earned during the fiscal year covered. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the total amount of compensation for Huisen Wang in 2020 (pg. 71)

Director Compensation - Fiscal 2019 and 2020, page 72

4.	Given the amount of 10,220 in the column for “Salary ($),” it is unclear why the amount in the column for “Total ($)” is 10,579 and not 10,220 for Di Wang in 2020 since all other columns have zero amounts. Similarly, given the amount of 13,461 in the column for “Salary ($),” it is unclear why the amount in the column for “Total ($)” is 13,933 and not 13,461 for Jueqin Wang in 2020 since all other columns have zero amounts. Note that the column for “Salary ($)” is to include the dollar value of salary earned during the fiscal year covered. Please revise.

RESPONSE: RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the total amount of compensation for Di Wang and Jueqin Wang in 2020 (pg. 72)

Subsequent Events, page F-24

5.	Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date on which the financial statements were issued or the date on which the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have updated our subsequent event note.

6.	We note that you have effected a 2 for 1 reverse stock split as of the date of the consolidated financial statements were issued and that your historical financial statements have been retroactively adjusted to reflect the stock split. Please ensure that your independent auditor revises its report on page F-26 to reference the stock split and dual dates its opinion in accordance with PCAOB AU 530.05.

RESPONSE: RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our independent auditor has provided an updated audit report in the amended F-1.

Signatures, page II-5

7.	Indicate under “Capacity” that Qin Li also is signing the registration statement in his capacity as principal accounting officer or controller.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the signature page to indicate that Qin Li is signing as the principal accounting officer.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer

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